Christopher F. Schultz
Member, NY and MA Bars
Direct Dial No.: 646-348-6755
E-MAIL ADDRESS: CFSCHULTZ@PBNLAW.COM
June 8, 2007
VIA EDGAR AND FAX
Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Peru Copper Inc. Form 40-F for the Fiscal Year Ended December 31, 2006 Filed on April 2, 2007 File No. 1-32461
Dear Mr. Hiller:
     On behalf of Peru Copper Inc. (the “Company”), I write to confirm my telephone conversation today with Ms. Nasreen Mohammed in which I requested on behalf of the Company an extension of the period to respond to the staff’s comments to Friday, June 15, 2007 and Ms. Mohammed indicated that the staff would have no objection to the requested extension.
     Please call me should you have any questions regarding this matter.

Very truly yours, /s/ Christopher F. Schultz
Christopher F. Schultz
cc: Ms. Nasreen Mohammed

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